UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2025

☐Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Commission File Number: 1-8351

A:Full title of plan and the address of the plan, if different from that of the issuer named below:

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

B:Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

CHEMED CORPORATION

255 E. Fifth Street, Suite 2600, Cincinnati, Ohio 45202

(513) 762-6690

REQUIRED INFORMATION

The Financial Statements and Supplemental Schedule for the Chemed/Roto-Rooter Savings and Retirement Plan identified below are being filed with this Annual Report on Form 11-K:

ITEM 1. FINANCIAL STATEMENTS AND EXHIBITS		PAGE NUMBER
(a) Financial Statements
1.	Report of Independent Registered Public Accounting Firm	F-S 1
2.	Statements of Net Assets Available for Benefits at	F-S 2
December 31, 2025 and 2024
3.	Statement of Changes in Net Assets Available for Benefits	F-S 3
For the Year Ended December 31, 2025
4.	Notes to Financial Statements	F-S 4 through F-S 9
5.	Schedule:
	Schedule I – Schedule of Assets (Held at End of Year)	F-S 10
6.	Consent of Independent Registered Public Accounting Firm - 2025	Exhibit I

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Chemed/Roto-Rooter Savings and Retirement Plan has caused this annual report to be signed by the undersigned hereunto duly authorized.

Dated: June 24, 2026CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

By: /s/ Jeff Finke

Jeff Finke

Administrative Committee

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants, Plan Administrator, and Investment Committee of

the Chemed/Roto-Rooter Savings and Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Chemed/Roto-Rooter Savings and Retirement Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Clark, Schaefer, Hackett & Co.

We have served as the Plan’s auditor since 2023.

Cincinnati, Ohio

June 24, 2026

Chemed/Roto-Rooter

Savings & Retirement Plan

F-S 1

Statements of Net Assets Available for Benefits

	December 31,
	2025	2024

Assets:
Investments, at fair value:
Chemed Corporation common stock	$19,340,445	$26,320,216
Mutual funds	356,138,989	320,030,696
Collective trust fund	12,960,477	12,373,763
Total investments	388,439,911	358,724,675
Receivables:
Notes receivable from participants	9,176,737	8,889,013
Employer contributions	3,685,125	3,439,701
Accrued interest and dividends	16,586	13,921
Total receivables	12,878,448	12,342,635
Cash	6,990	5,066
Total assets	401,325,349	371,072,376
Liabilities:
Accrued expenses	6,022	4,099
Net assets available for benefits, at fair value	$401,319,327	$371,068,277

The accompanying notes are an integral part of these financial statements

F-S 2

Chemed/Roto-Rooter

Savings & Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2025

Contributions:
Employer	$10,004,947
Participant	16,427,818
Rollovers	210,440
26,643,205

Interest income on notes receivable from participants	731,936

Investment income:
Net realized and unrealized gain on investments	24,382,009
Dividends and other income	21,355,597
45,737,606

Benefits paid to participants	(42,661,387)
Administrative expenses	(200,310)
(42,861,697)

Increase in net assets	30,251,050

Net assets available for benefits:
Beginning of year	371,068,277
End of year	$401,319,327

The accompanying notes are an integral part of these financial statements

F-S 3

Chemed/Roto-Rooter

Savings & Retirement Plan

Notes to Financial Statements

1.General Description of the Plan

Overview and Eligibility

Chemed Corporation, as the Plan Administrator, adopted the Chemed/Roto-Rooter Savings & Retirement Plan (the "Plan"). The Plan is a defined contribution plan available to all full-time employees of participating units of Chemed Corporation (the "Company"), except those covered by collective bargaining agreements, who have completed at least 500 hours of service in any six months of continuous service. The following summary provides an overview of major Plan provisions and is provided for general informational purposes. Participants should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions

Employee contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after tax earnings. In any Plan year, an employee may contribute up to a maximum of 85% of his or her included compensation, as defined, or the maximum allowed by the Internal Revenue Code, as amended ("IRC"), whichever is less ("Basic Contribution"). For the Plan year 2025, the IRC limit on before-tax contributions was $23,500. In addition, eligible employees who have attained age 50 prior to the close of the Plan year are eligible to make a catch-up contribution of $7,500. Employee contributions are made through payroll deductions. The Company, on a participating unit basis, may elect to make contributions ("Qualified Matching Contribution") to the Plan on the first 6% of employees’ basic contribution. The Company may also elect to make discretionary contributions (“Qualified Nonelective Contribution”). The Company made discretionary contributions of $4,993,888 and $4,868,290 for the years ended December 31, 2025 and 2024, respectively.

The Plan limits covered compensation for purposes of determining Basic and Matching Contributions to $350,000 for the Plan year ended December 31, 2025. All contributions are subject to limitations imposed by the IRC and ERISA.

Participant Accounts

Individual participant accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company match if applicable, an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The Plan benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting and Forfeitures

Participants are immediately vested in their Basic Contributions and any earnings or losses thereon. Vesting in the employer’s Matching Contributions occurs in annual 20% increments after two years of service and participants are fully vested after six years of service. Additionally, all participants of the Plan are fully vested in employer contributions upon normal retirement, death or total permanent disability incurred while employed. Participants who forfeit amounts under the Plan are permitted to restore the amount of such forfeiture by paying the Plan, subject to certain limitations, the entire withdrawn amount which gave rise to the forfeiture. Forfeitures are not permitted to be restored to the participants’ accounts after the occurrence of five consecutive one year breaks-in-service. The Company may elect to use forfeitures to pay Plan administrative expenses or to reduce Qualified Nonelective Contributions and Qualified Matching Contributions.

At December 31, 2025 and 2024, the forfeited account totaled $1,308,763 and $1,428,589, respectively, which was used to reduce the year end employer contributions receivable.

F-S 4

Chemed/Roto-Rooter

Savings & Retirement Plan

Notes to Financial Statements

Investment Options

Investment of employee contributions is made in accordance with employee elections and stipulated Plan provisions. Beginning January 1, 1999, the Plan appointed Merrill Lynch, who was subsequently acquired by Bank of America, N.A., as trustee and currently offers participants the ability to invest contribution amounts in various mutual fund options, a stable value collective trust fund and Chemed Corporation stock. Purchases of Chemed Corporation stock are made by the Plan’s trustee on the open market. Investment in Chemed Corporation stock is limited to 20% of a participant’s total account balance. Employer contributions are invested in the same manner and allocation as the employee contributions. The Plan allows participants to transfer funds among the various investment options.

Notes Receivable from Participants

Participants may borrow from their vested account balance a minimum of $500 up to a maximum of 50% of the vested account balance with a maximum limit of $50,000. Loan terms range from 1 to 5 years or up to 10 years if the proceeds of the loan are used for the purchase of the participant’s primary residence. Loans are secured by the balance in the Participant’s account and bear interest at the prime rate plus 1%. Participants may not have more than two loans outstanding at any one time. Principal and interest payments are payable ratably through direct payroll deductions. Loans are in default when any scheduled payment remains unpaid beyond the last day of the calendar quarter following the calendar quarter in which the participant missed a scheduled payment. Also, a loan is in default if the participant or a representative makes a false statement to the Plan.

Payment of Benefits

Upon termination of service with the Company, participants are entitled to a lump sum distribution of the vested portion of their account balance. Upon retirement or if a participant becomes totally and permanently disabled or dies, the participant or their beneficiary is entitled to their entire account balance. Retired and terminated Participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

Withdrawals

The Plan allows withdrawals of after-tax, rollover and vested employer matching contributions while an active employee. The Plan also allows for a "financial hardship" withdrawal of before-tax contributions for participants under age 59 ½ years in cases of demonstrated "financial hardship", as defined by the Plan document.

Plan Termination

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA and the IRC. In the event that the Plan is terminated, the participants shall be fully vested in the current market value of amounts credited to their accounts at the date of termination.

F-S 5

Chemed/Roto-Rooter

Savings & Retirement Plan

Notes to Financial Statements

2.      Summary of Significant Accounting Policies

Investment valuation

Investments of the Plan are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2025 or 2024.

Investment income

Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

Payment of benefits

Benefits are recorded when paid.

Expenses of the Plan

All expenses incurred in the administration of the Plan are paid by the Plan except for audit and legal expenses which are paid by the Company.

Basis of accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP").

Use of estimates

The preparation of financial statements in conformity with U. S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Concentrations, risks, and uncertainties

The Plan has a significant concentration of investment in Chemed Corporation stock. A change in the value of this stock could cause the value of the Plan’s net assets to change significantly due to this concentration.

The Plan provides for various investment options in a number of funds which include stocks, stable value investments, mutual funds, and other investment securities. Certain investments are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

F-S 6

Chemed/Roto-Rooter

Savings & Retirement Plan

Notes to Financial Statements

3.    Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated April 3, 2018, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC. The related trust is exempt from federal income tax under section 501(a) of the IRC.

4.     Fair Value Measurements

Fair value is defined as the price that will be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds – Valued using prices quoted on active markets at the measurement date.

Common stock – Valued at the closing price reported on the New York Stock Exchange on which the security is traded.

F-S 7

Chemed/Roto-Rooter

Savings & Retirement Plan

Notes to Financial Statements

Collective trust fund – Valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

		December 31, 2025
	Investments (at fair value)	Level 1	Level 2	Level 3

Common stock	$19,340,445	$19,340,445	$-	$-
Mutual funds	356,138,989	356,138,989	-	-
Total		$375,479,434	$-	$-

Investments measured at NAV:
Collective trust fund	12,960,477
Total investments at fair value	$388,439,911

		December 31, 2024
	Investments (at fair value)	Level 1	Level 2	Level 3

Common stock	$26,320,216	$26,320,216	$-	$-
Mutual funds	320,030,696	320,030,696	-	-
Total		$346,350,912	$-	$-

Investments measured at NAV:
Collective trust fund	12,373,763
Total investments at fair value	$358,724,675

Investments in the collective trust have no holding period, and redemptions can be made daily. There are no unfunded commitments.

F-S 8

Chemed/Roto-Rooter

Savings & Retirement Plan

Notes to Financial Statements

5.     Party-In-Interest Transactions

Certain Plan investments held during the years ended December 31, 2025 and 2024 include shares of the Company’s common stock. During 2025, approximately 1,900 shares of Chemed Corporation common stock was purchased in the amount of approximately $910,000 and approximately 6,400 shares of Chemed Corporation common stock was sold in the amount of approximately $3,300,000 which qualify as party-in-interest transactions.

F-S 9

Chemed/Roto-Rooter

Savings & Retirement Plan

Form 5500 EIN 31-0791746 Plan No. 104

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2025

(a)	(b)	(c )	(e)
			Current
	Identity of issue	Description of investment	Value

	Chemed Corporation common stock
*	Chemed Corporation	Common Stock	$19,340,445

	Mutual funds
	iShares	S&P 500 Index Fund	67,115,496
	MFS	International Intrinsic Value Fund	57,169,150
	T Rowe Price	Blue Chip Growth Fund	43,367,840
	Victory Sycamore	Established Value Fund	13,040,062
	JP Morgan	Core Bond Fund	33,294,828
	Vanguard	Federal Money Market Fund	20,883,159
	BlackRock	Equity Dividend Fund	19,916,500
	American	Balanced Fund	28,967,133
	American	New World Fund	895,431
	Principal	Mid Cap Growth	25,296,405
	Columbia	Small Cap Value Fund	11,763,531
	Wells Fargo	Short Duration Government Bond Fund	7,222,571
	PIMCO	Real Return Fund	9,666,278
	Invesco	International Small-Mid Company Fund	7,540,359
	Vanguard	Explorer Fund	10,000,246
	Total mutual funds		356,138,989

	Collective trust fund
	Invesco	Stable Value Trust Fund	12,960,477

	Notes receivable from participants
*	Loan Fund	Loans to Participants, at rates ranging from 4.25% to 9.50%	9,176,737

		Total	$397,616,648

	* Denotes party in interest.

	** Cost omitted for participant directed investments

F-S 10